Pricing Supplement dated February 20, 2026 (To the Prospectus dated May 15, 2025, the Prospectus Supplement dated May 15, 2025 and the Underlying Supplement dated May 15, 2025)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-287303

$11,529,000

Autocallable Step Up Notes due February 26, 2027

Linked to the Least Performing of the VanEck® Gold Miners ETF, the State Street® SPDR® S&P® Regional Banking ETF and the State Street® Energy Select Sector SPDR® ETF

Global Medium-Term Notes, Series A

Unlike ordinary debt securities, the Notes do not pay interest or guarantee the return of the full principal amount at maturity. Instead, as described below, the Notes will be automatically redeemed for a Redemption Premium if the Closing Value of each Underlier on any Observation Date is greater than or equal to its then-applicable Call Value. Investors should be willing to forgo dividend payments and, if the Notes are not automatically redeemed and the Final Underlier Value of any Underlier is less than its Barrier Value, be willing to lose a significant portion or all of their investment at maturity. Investors will be exposed to the market risk of each Underlier and any decline in the value of one Underlier may negatively affect their return and will not be offset or mitigated by a lesser decline or any potential increase in the values of the other Underliers.

KEY TERMS*

Issuer:	Barclays Bank PLC
Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof
Initial Valuation Date:	February 20, 2026	Final Valuation Date:†	February 22, 2027
Issue Date:	February 25, 2026	Maturity Date:†	February 26, 2027
Reference Assets:	The VanEck® Gold Miners ETF (the “GDX Fund”), the State Street® SPDR® S&P® Regional Banking ETF (the “KRE Fund”) and the State Street® Energy Select Sector SPDR® ETF (the “XLE Fund”) (each, an “Underlier” and together, the “Underliers”), as set forth in the following table:
Underliers	Bloomberg Ticker	Initial Underlier Value(1)	Barrier Value(2)
GDX Fund	GDX<Equity>	$106.26	$63.76
KRE Fund	KRE<Equity>	$71.90	$43.14
XLE Fund	XLE<Equity>	$54.88	$32.93
(1) With respect to each Underlier, the Closing Value of that Underlier on the Initial Valuation Date
(2) With respect to each Underlier, 60.00% of its Initial Underlier Value (rounded to two decimal places)
Automatic Redemption:

The Notes will not be automatically redeemable for approximately the first three months after the Issue Date. If, on any Observation Date, the Closing Value of each Underlier is greater than or equal to its then-applicable Call Value, the Notes will be automatically redeemed and you will receive on the relevant Redemption Settlement Date a cash payment per $1,000 principal amount Note that will provide a return equal to the applicable Redemption Premium, calculated as follows:

$1,000 + ($1,000 × applicable Redemption Premium)

No further amounts will be payable on the Notes after they have been automatically redeemed.

Call Value:	With respect to an Underlier and an Observation Date, the Initial Underlier Value of that Underlier times the Call Value Percentage applicable to that Observation Date (rounded to two decimal places)
Redemption Premium and Call Value Percentage:	The Redemption Premium and Call Value Percentage applicable to each Observation Date are set forth in the table below.
Observation Date	Redemption Premium	Call Value Percentage	Observation Date	Redemption Premium	Call Value Percentage
First	3.75%	85.00%	Sixth	10.00%	90.00%
Second	5.00%	90.00%	Seventh	11.25%	90.00%
Third	6.25%	90.00%	Eighth	12.50%	90.00%
Fourth	7.50%	90.00%	Ninth	13.75%	90.00%
Fifth	8.75%	90.00%	Final	15.00%	90.00%
Any positive return on the Notes will not exceed the Redemption Premium with respect to the applicable Observation Date, and your return will not be based on the amount of any appreciation in the value of any Underliers, which may be significant.
Payment at Maturity:

If the Notes are not automatically redeemed, you will receive on the Maturity Date a cash payment per $1,000 principal amount Note determined as follows:

▪ If the Final Underlier Value of the Least Performing Underlier is greater than or equal to its Barrier Value, you will receive a payment of $1,000 per $1,000 principal amount Note

▪ If the Final Underlier Value of the Least Performing Underlier is less than its Barrier Value, you will receive an amount per $1,000 principal amount Note calculated as follows:

$1,000 + ($1,000 × Underlier Return of the Least Performing Underlier)

If the Notes are not automatically redeemed and the Final Underlier Value of any Underlier is less than its Barrier Value, your Notes will be fully exposed to the decline of the Least Performing Underlier from its Initial Underlier Value and you will lose a significant portion or all of your investment at maturity. Any payment on the Notes, including any repayment of principal, is not guaranteed by any third party and is subject to (a) the creditworthiness of Barclays Bank PLC and (b) the risk of exercise of any U.K. Bail-in Power (as described on page PS-4 of this pricing supplement) by the relevant U.K. resolution authority. See “Selected Risk Considerations” and “Consent to U.K. Bail-in Power” in this pricing supplement and “Risk Factors” in the accompanying prospectus supplement.

Consent to U.K. Bail-in Power:	Notwithstanding and to the exclusion of any other term of the Notes or any other agreements, arrangements or understandings between Barclays Bank PLC and any holder or beneficial owner of the Notes (or the trustee on behalf of the holders of the Notes), by acquiring the Notes, each holder or beneficial owner of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority. See “Consent to U.K. Bail-in Power” on page PS-4 of this pricing supplement.

(Terms of the Notes continue on the next page)

	Initial Issue Price(1)(2)	Price to Public	Agent’s Commission(3)	Proceeds to Barclays Bank PLC
Per Note	$1,000	100%	2.375%	97.625%
Total	$11,529,000.00	$11,529,000.00	$273,813.75	$11,255,186.25
(1)	Because dealers who purchase the Notes for sale to certain fee-based advisory accounts may forgo some or all selling concessions, fees or commissions, the public offering price for investors purchasing the Notes in such fee-based advisory accounts may be between $976.25 and $1,000 per $1,000 principal amount Note. Investors that hold their Notes in fee-based advisory or trust accounts may be charged fees by the investment advisor or manager of such account based on the amount of assets held in those accounts, including the Notes.

(2)	Our estimated value of the Notes on the Initial Valuation Date, based on our internal pricing models, is $966.20 per $1,000 principal amount Note. The estimated value is less than the initial issue price of the Notes. See “Additional Information Regarding Our Estimated Value of the Notes” on page PS-5 of this pricing supplement.

(3)	Barclays Capital Inc. will receive commissions from the Issuer of $23.75 per $1,000 principal amount Note. Barclays Capital Inc. will use these commissions to pay selling concessions or fees (including custodial or clearing fees) to other dealers.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-9 of the prospectus supplement and “Selected Risk Considerations” beginning on page PS-10 of this pricing supplement.

We may use this pricing supplement in the initial sale of the Notes. In addition, Barclays Capital Inc. or any other of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these Notes or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our unsecured and unsubordinated obligations. The Notes are not deposit liabilities of Barclays Bank PLC and are not covered by the U.K. Financial Services Compensation Scheme or insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency or deposit insurance agency of the United States, the United Kingdom or any other jurisdiction.

(Terms of the Notes continued from previous page)

Final Underlier Value:	With respect to each Underlier, the Closing Value of that Underlier on the Final Valuation Date
Least Performing Underlier:	The Underlier with the lowest Underlier Return
Underlier Return:	With respect to each Underlier, an amount calculated as follows: Final Underlier Value – Initial Underlier Value Initial Underlier Value
Observation Dates:†	May 20, 2026, June 22, 2026, July 20, 2026, August 20, 2026, September 21, 2026, October 20, 2026, November 20, 2026, December 21, 2026, January 20, 2027 and the Final Valuation Date
Redemption Settlement Dates:†	May 28, 2026, June 29, 2026, July 27, 2026, August 27, 2026, September 28, 2026, October 27, 2026, November 30, 2026, December 29, 2026, January 27, 2027 and the Maturity Date
Closing Value:	Closing Value has the meaning assigned to “closing price” set forth under “Reference Assets—Exchange-Traded Funds—Special Calculation Provisions” in the prospectus supplement.
Calculation Agent:	Barclays Bank PLC
Additional Terms:	Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.
CUSIP / ISIN:	06749FNK1 / US06749FNK11
*	The Underliers and the terms of the Notes are subject to adjustment by the Calculation Agent and the Maturity Date may be accelerated, in each case under certain circumstances as set forth in the accompanying prospectus supplement. See “Selected Risk Considerations—Risks Relating to the Underliers” below.

†	Subject to postponement in certain circumstances, as described under “Reference Assets—Exchange-Traded Funds—Market Disruption Events for Securities with an Exchange-Traded Fund That Holds Equity Securities as a Reference Asset,” “Reference Assets—Least or Best Performing Reference Asset—Scheduled Trading Days and Market Disruption Events for Securities Linked to the Reference Asset with the Lowest or Highest Return in a Group of Two or More Equity Securities, Exchange-Traded Funds, Equity Indices and/or Equity Futures Indices” and “Terms of the Notes—Payment Dates” in the accompanying prospectus supplement

ADDITIONAL DOCUMENTS RELATED TO THE OFFERING OF THE NOTES

You should read this pricing supplement together with the prospectus dated May 15, 2025, as supplemented by the prospectus supplement dated May 15, 2025 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part, and the underlying supplement dated May 15, 2025. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement and “Selected Risk Considerations” in this pricing supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated May 15, 2025:

http://www.sec.gov/Archives/edgar/data/312070/000119312525120720/d925982d424b2.htm

•	Prospectus Supplement dated May 15, 2025:

http://www.sec.gov/Archives/edgar/data/312070/000095010325006051/dp228678_424b2-prosupp.htm

•	Underlying Supplement dated May 15, 2025:

http://www.sec.gov/Archives/edgar/data/312070/000095010325006053/dp228705_424b2-underl.htm

Our SEC file number is 1–10257. As used in this pricing supplement, “we,” “us” and “our” refer to Barclays Bank PLC.

consent to u.k. bail-in power

Notwithstanding and to the exclusion of any other term of the Notes or any other agreements, arrangements or understandings between us and any holder or beneficial owner of the Notes (or the trustee on behalf of the holders of the Notes), by acquiring the Notes, each holder or beneficial owner of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority.

Under the U.K. Banking Act 2009, as amended, the relevant U.K. resolution authority may exercise a U.K. Bail-in Power in circumstances in which the relevant U.K. resolution authority is satisfied that the resolution conditions are met. These conditions include that a U.K. bank or investment firm is failing or is likely to fail to satisfy the Financial Services and Markets Act 2000 (the “FSMA”) threshold conditions for authorization to carry on certain regulated activities (within the meaning of section 55B FSMA) or, in the case of a U.K. banking group company that is a European Economic Area (“EEA”) or third country institution or investment firm, that the relevant EEA or third country relevant authority is satisfied that the resolution conditions are met in respect of that entity.

The U.K. Bail-in Power includes any write-down, conversion, transfer, modification and/or suspension power, which allows for (i) the reduction or cancellation of all, or a portion, of the principal amount of, or interest on, or any other amounts payable on, the Notes; (ii) the conversion of all, or a portion, of the principal amount of, or interest on, or any other amounts payable on, the Notes into shares or other securities or other obligations of Barclays Bank PLC or another person (and the issue to, or conferral on, the holder or beneficial owner of the Notes of such shares, securities or obligations); (iii) the cancellation of the Notes and/or (iv) the amendment or alteration of the maturity of the Notes, or the amendment of the amount of interest or any other amounts due on the Notes, or the dates on which interest or any other amounts become payable, including by suspending payment for a temporary period; which U.K. Bail-in Power may be exercised by means of a variation of the terms of the Notes solely to give effect to the exercise by the relevant U.K. resolution authority of such U.K. Bail-in Power. Each holder and beneficial owner of the Notes further acknowledges and agrees that the rights of the holders or beneficial owners of the Notes are subject to, and will be varied, if necessary, solely to give effect to, the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. For the avoidance of doubt, this consent and acknowledgment is not a waiver of any rights holders or beneficial owners of the Notes may have at law if and to the extent that any U.K. Bail-in Power is exercised by the relevant U.K. resolution authority in breach of laws applicable in England.

For more information, please see “Selected Risk Considerations—Risks Relating to the Issuer—You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority” in this pricing supplement as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail, including the exercise by the relevant U.K. resolution authority of a variety of statutory resolution powers, could materially adversely affect the value of any securities” and “Risk Factors—Risks Relating to the Securities Generally—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

ADDITIONAL INFORMATION REGARDING OUR ESTIMATED VALUE OF THE NOTES

Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates and our internal funding rates. Our internal funding rates (which are our internally published borrowing rates based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity) may vary from the levels at which our benchmark debt securities trade in the secondary market. Our estimated value on the Initial Valuation Date is based on our internal funding rates. Our estimated value of the Notes might be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Our estimated value of the Notes on the Initial Valuation Date is less than the initial issue price of the Notes. The difference between the initial issue price of the Notes and our estimated value of the Notes results from several factors, including any sales commissions to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost that we may incur in hedging our obligations under the Notes, and estimated development and other costs that we may incur in connection with the Notes.

Our estimated value on the Initial Valuation Date is not a prediction of the price at which the Notes may trade in the secondary market, nor will it be the price at which Barclays Capital Inc. may buy or sell the Notes in the secondary market. Subject to normal market and funding conditions, Barclays Capital Inc. or another affiliate of ours intends to offer to purchase the Notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after the Initial Valuation Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value on the Initial Valuation Date for a temporary period expected to be approximately six months after the Issue Date because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, which may include the tenor of the Notes and/or any agreement we may have with the distributors of the Notes. The amount of our estimated costs that we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the initial Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

We urge you to read the “Selected Risk Considerations” beginning on page PS-10 of this pricing supplement.

Selected Purchase Considerations

The Notes are not appropriate for all investors. The Notes may be an appropriate investment for you if all of the following statements are true:

•	You do not seek an investment that produces periodic interest or coupon payments or other sources of current income.

•	You understand and accept that you will not participate in any appreciation of any Underlier, which may be significant, and that your potential return on the Notes is limited to the applicable Redemption Premium, if any, paid on the Notes.

•	You can tolerate a loss of a significant portion or all of your principal amount if the Notes are not automatically redeemed and the Final Underlier Value of any Underlier is less than its Barrier Value, and you are willing and able to make an investment that may have the full downside market risk of an investment in the Least Performing Underlier.

•	You anticipate that the Closing Value of each Underlier will be greater than or equal to its then-applicable Call Value on at least one Observation Date.

•	You are willing and able to accept the individual market risk of each Underlier and understand that any decline in the value of one Underlier will not be offset or mitigated by a lesser decline or any potential increase in the value of any other Underlier.

•	You understand and accept the risk that, if the Notes are not automatically redeemed, the payment at maturity, if any, will be based solely on the Underlier Return of the Least Performing Underlier.

•	You understand and are willing and able to accept the risks associated with an investment linked to the performance of the Underliers.

•	You understand and accept that you will not be entitled to receive dividends or distributions that may be paid to holders of the Underliers or the securities held by the Underliers, nor will you have any voting rights with respect to the Underliers or the securities held by the Underliers.

•	You are willing and able to accept the risk that the Notes may be automatically redeemed and that you may not be able to reinvest your money in an alternative investment with comparable risk and yield.

•	You can tolerate fluctuations in the price of the Notes that may be similar to or exceed the downside fluctuations in the value of the Underliers.

•	You do not seek an investment for which there will be an active secondary market, and you are willing and able to hold the Notes to maturity if the Notes are not automatically redeemed.

•	You are willing and able to assume our credit risk for all payments on the Notes.

•	You are willing and able to consent to the exercise of any U.K. Bail-in Power by any relevant U.K. resolution authority.

The Notes may not be an appropriate investment for you if any of the following statements are true:

•	You seek an investment that produces periodic interest or coupon payments or other sources of current income.

•	You seek an investment that participates in the full appreciation of any or all of the Underliers rather than an investment with a return that is limited to the applicable Redemption Premium, if any, paid on the Notes.

•	You seek an investment that provides for the full repayment of principal at maturity, and/or you are unwilling or unable to accept the risk that you may lose a significant portion or all of the principal amount of your Notes in the event that the Notes are not automatically redeemed and the Final Underlier Value of any Underlier falls below its Barrier Value.

•	You anticipate that the Closing Value of at least one Underlier will be less than its then-applicable Call Value on each Observation Date.

•	You are unwilling or unable to accept the individual market risk of each Underlier and/or do not understand that any decline in the value of one Underlier will not be offset or mitigated by a lesser decline or any potential increase in the value of any other Underlier.

•	You do not understand and/or are unwilling or unable to accept the risks associated with an investment linked to the performance of the Underliers.

•	You are unwilling or unable to accept the risk that the negative performance of any Underlier may cause you to lose a significant portion or all of your principal at maturity, regardless of the performance of any other Underlier.

•	You seek an investment that entitles you to dividends or distributions on, or voting rights related to, the Underliers or the securities held by the Underliers.

•	You are unwilling or unable to accept the risk that the Notes may be automatically redeemed.

•	You cannot tolerate fluctuations in the price of the Notes that may be similar to or exceed the downside fluctuations in the value of the Underliers.

•	You seek an investment for which there will be an active secondary market, and/or you are unwilling or unable to hold the Notes to maturity if the Notes are not automatically redeemed.

•	You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings.

•	You are unwilling or unable to assume our credit risk for all payments on the Notes.

•	You are unwilling or unable to consent to the exercise of any U.K. Bail-in Power by any relevant U.K. resolution authority.

You must rely on your own evaluation of the merits of an investment in the Notes. You should reach a decision whether to invest in the Notes after carefully considering, with your advisors, the appropriateness of the Notes in light of your investment objectives and the specific information set out in this pricing supplement, the prospectus, the prospectus supplement and the underlying supplement. Neither the Issuer nor Barclays Capital Inc. makes any recommendation as to the appropriateness of the Notes for investment.

HYPOTHETICAL EXAMPLES OF AMOUNTS PAYABLE upon an automatic REDEMPTION

The following examples demonstrate the hypothetical total return upon an automatic redemption under various circumstances. The examples set forth below are purely hypothetical and are provided for illustrative purposes only. The numbers appearing in the following tables and examples have been rounded for ease of analysis. The hypothetical examples below do not take into account any tax consequences from investing in the Notes and make the following key assumptions:

▪	Hypothetical Initial Underlier Value of each Underlier: $100.00*

▪	Hypothetical Call Values of each Underlier:

Observation Date	Hypothetical Call Value*
First	$85.00
Second	$90.00
Third	$90.00
Fourth	$90.00
Fifth	$90.00
Sixth	$90.00
Seventh	$90.00
Eighth	$90.00
Ninth	$90.00
Final	$90.00
▪	Redemption Premiums equal to the Redemption Premiums set forth on the cover of this pricing supplement

*	The hypothetical Initial Underlier Value of $100.00 and the hypothetical Call Values specified above for each Underlier have been chosen for illustrative purposes only and do not represent the actual Initial Underlier Values or Call Values for the Underliers. The actual Initial Underlier Value for each Underlier is set forth on the cover of this pricing supplement and the actual Call Value for each Underlier will be equal to a percentage of its Initial Underlier Value that increases during the term of the Notes as set forth on the cover of this pricing supplement.

For information regarding recent values of the Underliers, please see “Information Regarding the Underliers” in this pricing supplement.

Example 1: The Notes are automatically redeemed on the first Observation Date.

Observation Date	Underlier	Closing Value on Observation Date	Are the Notes Automatically Redeemed?	Redemption Premium
1	GDX Fund	$95.00	Yes	3.75%
	KRE Fund	$120.00
	XLE Fund	$140.00

Because the Closing Value of each Underlier on the first Observation Date is greater than or equal to its then-applicable Call Value, the Notes are automatically redeemed on the related Redemption Settlement Date. You will receive on the relevant Redemption Settlement Date a cash payment of $1,037.50 per $1,000 principal amount Note, which is equal to your principal amount plus a return equal to the applicable Redemption Premium. No further amounts will be payable on the Notes after they have been automatically redeemed.

Example 2: The Notes are automatically redeemed on the Final Valuation Date.

Observation Date	Underlier	Closing Value on Observation Date	Are the Notes Automatically Redeemed?	Redemption Premium
1	GDX Fund	$75.00	No	N/A
	KRE Fund	$80.00
	XLE Fund	$85.00
2	GDX Fund	$85.00	No	N/A
	KRE Fund	$75.00
	XLE Fund	$90.00
3-9	GDX Fund	Various (at least one Underlier below then-applicable Call Value)	No	N/A
	KRE Fund
	XLE Fund
Final	GDX Fund	$97.00	Yes	15.00%
	KRE Fund	$105.00
	XLE Fund	$102.00

Because the Closing Value of each Underlier on the Final Valuation Date is greater than or equal to its then-applicable Call Value, the Notes are automatically redeemed on the related Redemption Settlement Date, which is the Maturity Date. You will receive on the Maturity Date a cash payment of $1,150.00 per $1,000 principal amount Note, which is equal to your principal amount plus a return equal to the applicable Redemption Premium.

If the Closing Value of at least one Underlier is below its then-applicable Call Value on each Observation Date, the Notes will not be automatically redeemed and you may lose a significant portion or all of your investment at maturity. See “Hypothetical Examples of Amounts Payable at Maturity” below.

Hypothetical EXAMPLES OF AMOUNTS PAYABLE at Maturity

The following table illustrates the hypothetical payment at maturity under various circumstances. The examples set forth below are purely hypothetical and are provided for illustrative purposes only. The numbers appearing in the following table and examples have been rounded for ease of analysis. The hypothetical examples below do not take into account any tax consequences from investing in the Notes and make the following key assumptions:

▪	Hypothetical Initial Underlier Value of each Underlier: $100.00*

▪	Hypothetical Barrier Value for each Underlier: $60.00 (60.00% of the hypothetical Initial Underlier Value set forth above)*

▪	You hold the Notes to maturity, and the Notes are NOT automatically redeemed.

*	The hypothetical Initial Underlier Value of $100.00 and the hypothetical Barrier Value of $60.00 for each Underlier have been chosen for illustrative purposes only and do not represent the actual Initial Underlier Values or Barrier Values for the Underliers. The actual Initial Underlier Value and Barrier Value for each Underlier are set forth on the cover of this pricing supplement.

For information regarding recent values of the Underliers, please see “Information Regarding the Underliers” in this pricing supplement.

Final Underlier Value of the Least Performing Underlier	Underlier Return of the Least Performing Underlier	Payment at Maturity per $1,000 Principal Amount Note
$150.00	50.00%	N/A
$140.00	40.00%	N/A
$130.00	30.00%	N/A
$120.00	20.00%	N/A
$110.00	10.00%	N/A
$100.00	0.00%	N/A
$95.00	-5.00%	N/A
$90.00	-10.00%	N/A
$89.99	-10.01%	$1,000.00
$80.00	-20.00%	$1,000.00
$70.00	-30.00%	$1,000.00
$60.00	-40.00%	$1,000.00
$59.99	-40.01%	$599.90
$50.00	-50.00%	$500.00
$40.00	-60.00%	$400.00
$30.00	-70.00%	$300.00
$20.00	-80.00%	$200.00
$10.00	-90.00%	$100.00
$0.00	-100.00%	$0.00

The following examples illustrate how the payments at maturity set forth in the table above are calculated:

Example 1: The Final Underlier Value of the GDX Fund is $150.00, the Final Underlier Value of the KRE Fund is $80.00 and the Final Underlier Value of the XLE Fund is $140.00.

Because the KRE Fund has the lowest Underlier Return, the KRE Fund is the Least Performing Underlier. Because the Notes are not automatically redeemed on any Observation Date and the Final Underlier Value of the Least Performing Underlier is greater than or equal to its Barrier Value, you will receive a payment at maturity of $1,000 per $1,000 principal amount Note that you hold.

Example 2: The Final Underlier Value of the GDX Fund is $80.00, the Final Underlier Value of the KRE Fund is $150.00 and the Final Underlier Value of the XLE Fund is $40.00.

Because the XLE Fund has the lowest Underlier Return, the XLE Fund is the Least Performing Underlier. Because the Notes are not automatically redeemed on any Observation Date and the Final Underlier Value of the Least Performing Underlier is less than its Barrier Value, you will receive a payment at maturity of $400.00 per $1,000 principal amount Note that you hold, calculated as follows:

$1,000 + ($1,000 × Underlier Return of the Least Performing Underlier)

$1,000 + ($1,000 × -60.00%) = $400.00

Example 2 demonstrates that, if the Notes are not automatically redeemed, and if the Final Underlier Value of the Least Performing Underlier is less than its Barrier Value, your investment in the Notes will be fully exposed to the decline of the Least Performing Underlier from its Initial Underlier Value. You will not benefit in any way from the Underlier Return of any other Underlier being higher than the Underlier Return of the Least Performing Underlier.

If the Notes are not automatically redeemed, you may lose up to 100.00% of the principal amount of your Notes. Any payment on the Notes, including the repayment of principal, is subject to the credit risk of Barclays Bank PLC.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Underliers or their components. Some of the risks that apply to an investment in the Notes are summarized below, but we urge you to read the more detailed explanation of risks relating to the Notes generally in the “Risk Factors” section of the prospectus supplement. You should not purchase the Notes unless you understand and can bear the risks of investing in the Notes.

Risks Relating to the Notes Generally

•	Your Investment in the Notes May Result in a Significant Loss—The Notes differ from ordinary debt securities in that the Issuer will not necessarily repay the full principal amount of the Notes at maturity. If the Notes are not automatically redeemed, and if the Final Underlier Value of the Least Performing Underlier is less than its Barrier Value, your Notes will be fully exposed to the decline of the Least Performing Underlier from its Initial Underlier Value. You may lose up to 100.00% of the principal amount of your Notes.

•	Your Potential Return on the Notes Is Limited to the Applicable Redemption Premium, If Any, and You Will Not Participate in Any Appreciation of Any Underlier—You will receive a positive return on the Notes only if the Notes are automatically redeemed. Any positive return on the Notes will be limited to the Redemption Premium applicable to the relevant Observation Date and will not be based on the amount of any appreciation in the value of any Underlier, which may be significant, even though you will be fully exposed to the depreciation in the value of the Least Performing Underlier from its Initial Underlier Value if the Notes are not automatically redeemed and the Final Underlier Value of the Least Performing Underlier is less than its Barrier Value.

•	No Interest Payments—As a holder of the Notes, you will not receive interest payments.

•	Because the Notes Are Linked to the Least Performing Underlier, You Are Exposed to Greater Risk of Sustaining a Significant Loss of Principal at Maturity Than If the Notes Were Linked to a Single Underlier—The risk that you will lose a significant portion or all of your principal amount in the Notes at maturity is greater if you invest in the Notes as opposed to substantially similar securities that are linked to the performance of a single Underlier. With multiple Underliers, it is more likely that the Final Underlier Value of at least one Underlier will be less than its Barrier Value, and therefore, it is more likely that you will suffer a loss of a significant portion or all of your principal at maturity. Further, the performance of the Underliers may not be correlated or may be negatively correlated. The lower the correlation between multiple Underliers, the greater the potential for one of those Underliers to close below its Barrier Value on the Final Valuation Date.

It is impossible to predict what the correlation among the Underliers will be over the term of the Notes. The Underliers represent different equity markets. These different equity markets may not perform similarly over the term of the Notes.

Although the correlation of the Underliers’ performance may change over the term of the Notes, the Redemption Premiums are determined, in part, based on the correlation of the Underliers’ performance calculated using our internal models at the time when the terms of the Notes are finalized. Higher Redemption Premiums are generally associated with lower correlation of the Underliers, which reflects a greater potential for a loss of principal at maturity.

•	You Are Exposed to the Market Risk of Each Underlier—Your return on the Notes is not linked to a basket consisting of the Underliers. Rather, it will be contingent upon the independent performance of each Underlier. Unlike an instrument with a return linked to a basket of underlying assets in which risk is mitigated and diversified among all the components of the basket, you will be exposed to the risks related to each Underlier. Poor performance by any Underlier over the term of the Notes may negatively affect your return and will not be offset or mitigated by any increases or lesser declines in the value of the other Underliers. If the Notes have not been automatically redeemed, and if the Final Underlier Value of any Underlier is less than its Barrier Value, you will be fully exposed to the decline of the Least Performing Underlier from its Initial Underlier Value. Accordingly, your investment is subject to the market risk of each Underlier.

•	Automatic Redemption and Reinvestment Risk—While the original term of the Notes is as indicated on the cover of this pricing supplement, the Notes may be automatically redeemed prior to maturity for a term that could be as short as approximately three months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes in a comparable investment with a similar level of risk in the event the Notes are automatically redeemed prior to the Maturity Date. No additional payments will be due after an automatic redemption. The automatic redemption feature of the Notes may also adversely impact your ability to sell your Notes and the price at which they may be sold.

•	Any Payment on the Notes Will Be Determined Based on the Closing Values of the Underliers on the Dates Specified—Any payment on the Notes will be determined based on the Closing Values of the Underliers on the dates specified. You will not benefit from any more favorable values of the Underliers determined at any other time.

•	Contingent Repayment of the Principal Amount Applies Only at Maturity or upon Any Automatic Redemption—You should be willing to hold your Notes to maturity or any automatic redemption. If you sell your Notes prior to such time in the secondary market, if any, you may have to sell your Notes at a price that is less than the principal amount even if at that time the value of each Underlier has increased from its Initial Underlier Value. See “—Risks Relating to the Estimated Value of the Notes and the Secondary Market—Many Economic and Market Factors Will Impact the Value of the Notes” below.

•	The Notes Are Subject to Volatility Risk— Volatility is a measure of the degree of variation in the price of an asset (or level of an index) over a period of time. The Redemption Premiums are determined based on a number of factors, including the expected volatility of the Underliers. The Redemption Premiums reflect a per annum rate that is higher than the fixed rate that we would pay on a conventional debt security of the same tenor and is higher than it otherwise would be if the level of expected volatility of the Underliers taken into account in determining the terms of the Notes were lower. As volatility of an Underlier increases, there will typically be a greater likelihood that the Final Underlier Value of that Underlier will be less than its Barrier Value.

Accordingly, you should understand that higher Redemption Premiums reflect, among other things, an indication of a greater likelihood that you will incur a loss of principal at maturity than would have been the case had the Redemption Premiums been lower. In addition, actual volatility over the term of the Notes may be significantly higher than expected volatility at the time the terms of the Notes were determined. If actual volatility is higher than expected, you will face an even greater risk that you will lose a significant portion or all of your principal at maturity for the reasons described above.

•	Owning the Notes Is Not the Same as Owning the Underliers or the Securities Held by the Underliers—The return on the Notes may not reflect the return you would realize if you actually owned the Underliers or the securities held by the Underliers. As a holder of the Notes, you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of the Underliers or the securities held by the Underliers would have.

•	The U.S. Federal Income Tax Consequences of an Investment in the Notes Are Uncertain—There is no direct legal authority regarding the proper U.S. federal income tax treatment of the Notes, and we do not plan to request a ruling from the Internal Revenue Service (the “IRS”). Consequently, significant aspects of the tax treatment of the Notes are uncertain, and the IRS or a court might not agree with the treatment of the Notes as prepaid forward contracts, as described below under “Tax Considerations.” If the IRS were successful in asserting an alternative treatment for the Notes, the tax consequences of the ownership and disposition of the Notes could be materially and adversely affected.

In addition, in 2007 the Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect. You should review carefully the sections of the accompanying prospectus supplement entitled “Material U.S. Federal Income Tax Consequences—Tax Consequences to U.S. Holders—Notes Treated as Prepaid Forward Contracts” and, if you are a non-U.S. holder, “—Tax Consequences to Non-U.S. Holders,” and consult your tax advisor regarding the U.S. federal tax consequences of an investment in the Notes (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Risks Relating to the Issuer

•	Credit of Issuer—The Notes are unsecured and unsubordinated debt obligations of the Issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any repayment of principal, is subject to the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Notes, and in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•	You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority—Notwithstanding and to the exclusion of any other term of the Notes or any other agreements, arrangements or understandings between Barclays Bank PLC and any holder or beneficial owner of the Notes (or the trustee on behalf of the holders of the Notes), by acquiring the Notes, each holder or beneficial owner of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority as set forth under “Consent to U.K. Bail-in Power” in this pricing supplement. Accordingly, any U.K. Bail-in Power may be exercised in such a manner as to result in you and other holders and beneficial owners of the Notes losing all or a part of the value of your investment in the Notes or receiving a different security from the Notes, which may be worth significantly less than the Notes and which may have significantly fewer protections than those typically afforded to debt securities. Moreover, the relevant U.K. resolution authority may exercise the U.K. Bail-in Power without providing any advance notice to, or requiring the consent of, the holders and beneficial owners of the Notes. The exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Notes will not be a default or an Event of Default (as each term is defined in the senior debt securities indenture) and the trustee will not be liable for any action that the trustee takes, or abstains from taking, in either case, in accordance with the exercise of the U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Notes. See “Consent to U.K. Bail-in Power” in this pricing supplement as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail, including the exercise by the relevant U.K. resolution authority of a variety of statutory resolution powers, could materially adversely affect the value of any securities” and “Risk Factors—Risks Relating to the Securities Generally—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

Risks Relating to the Underliers

•	The Notes Are Subject to Risks Associated with the Gold and Silver Mining Industries with Respect to the GDX Fund— All or substantially all of the equity securities held by the GDX Fund are issued by companies whose primary line of business is associated with the gold and/or silver mining industries. As a result, the value of the Notes may be subject to greater volatility and be more adversely affected by a single economic, political or regulatory occurrence affecting this industry than a different investment linked to securities of a more broadly diversified group of issuers. Investments related to gold and silver are considered speculative and are affected by a variety of factors. Competitive pressures may have a significant effect on the financial condition of gold and silver mining companies. Also, gold and silver mining companies are highly dependent on the price of gold and silver bullion, respectively, and may be adversely affected by a variety of worldwide economic, financial and political factors. The price of gold and silver may fluctuate substantially over short periods of time, so the GDX Fund’s share price may be more volatile than other types of investments. Fluctuation in the prices of gold and silver may be due to a number of factors, including changes in inflation, changes in currency exchange rates and changes in industrial and commercial demand for metals (including fabricator demand). Additionally, increased environmental or labor costs may depress the value of metal investments. These factors could affect the gold and silver mining industries and could affect the value of the equity securities held by the GDX Fund and the price of the GDX Fund during the term of the Notes, which may adversely affect the value of the Notes.

•	There Are Risks Associated with Investments in Securities Linked to the Value of Non-U.S. Equity Securities in Non-U.S. Securities Markets with Respect to the GDX Fund—Some of the component securities held by the GDX Fund are issued by non-U.S. companies in non-U.S. securities markets. Investments in securities linked to the value of such non-U.S. equity securities, such as the Notes, involve risks associated with the securities markets in the home countries of the issuers of those non-U.S. equity securities, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than there is about U.S. companies that are subject to the reporting requirements of the SEC, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies. The prices of securities in non-U.S. markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws.

•	Risks Associated with Emerging Markets with Respect to the GDX Fund—Some of the component securities held by the GDX Fund have been issued by companies based in emerging markets. Emerging markets pose further risks in addition to the risks associated with investing in foreign equity markets generally. Countries with emerging markets may have relatively unstable financial markets and governments; may present the risks of nationalization of businesses; may impose restrictions on currency conversion, exports or foreign ownership and prohibitions on the repatriation of assets; may pose a greater likelihood of regulation by the national, provincial and local governments of the emerging market countries, including the imposition of currency exchange laws and taxes; and may have less protection of property rights, less access to legal recourse and less comprehensive financial reporting and auditing requirements than more developed countries. The economies of countries with emerging markets may be based on only a few industries, may be highly vulnerable to changes in local or global trade conditions, and may suffer from extreme and volatile debt burdens or inflation rates. Local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times. Moreover, the economies in such countries may differ unfavorably from the economy in the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources, self-sufficiency and balance of payment positions. The currencies of emerging markets may also be less liquid and more volatile than those of developed markets and may be affected by political and economic developments in different ways than developed markets. The foregoing factors may adversely affect the performance of companies based in emerging markets.

•	The Value of the GDX Fund Is Subject to Currency Exchange Risk with Respect to the U.S. Dollar and the Non-U.S. Currencies Represented in the GDX Fund—Because the value of the GDX Fund is related to the U.S. dollar value of the component securities held by the GDX Fund, the value of the GDX Fund will be exposed to the currency exchange rate risk with respect to each of the non-U.S. currencies in which the component securities held by the GDX Fund trade. An investor’s net exposure will depend on the extent to which each of those non-U.S. currencies strengthens or weakens against the U.S. dollar and the relative weight of the securities denominated in those non-U.S. currencies. If, taking into account the relevant weighting, the U.S. dollar strengthens against those non-U.S. currencies, the value of the GDX Fund will be adversely affected and any payments on the Notes determined based in part on the GDX Fund may be reduced.

Exchange rate movements for a particular currency are volatile and are the result of numerous factors, including the supply of, and the demand for, those currencies, as well as government policy, intervention or actions, but are also influenced significantly from time to time by political or economic developments, and by macroeconomic factors and speculative actions related to the relevant region. Of particular importance to potential currency exchange risk are:

o	existing and expected rates of inflation;

o	existing and expected interest rate levels;

o	the balance of payments between the countries represented in the GDX Fund and the United States; and

o	the extent of governmental surpluses or deficits in the countries represented in the GDX Fund and the United States.

All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of the countries represented in the GDX Fund, the United States and other countries important to international trade and finance.

•	The GDX Fund Recently Changed Its Underlying Index — Prior to market close on September 19, 2025, the GDX Fund tracked the NYSE Arca Gold Miners Index. After market close on September 19, 2025, the GDX Fund began tracking the MarketVector Global Gold Miners Index instead. The MarketVector Global Gold Miners Index differs from the NYSE Arca Gold Miners Index, including in the use of different market capitalization criteria for inclusion in the index and different weighting schemes. Accordingly, the composition of the GDX Fund changed as a result of this transition. In connection with this change, the GDX Fund may have experienced, and may continue to experience, additional portfolio turnover, and the GDX Fund may have incurred, and may continue to incur, higher tracking error than had been typical for the GDX Fund. This change could have adversely affected, and may continue to adversely affect, the performance of the GDX Fund and, in turn, your return on the Notes. In addition, when evaluating the historical performance of the GDX Fund included below, you should bear in mind that the historical performance of the GDX Fund might have been meaningfully different had the GDX Fund tracked the MarketVector Global Gold Miners Index prior to September 19, 2025.

•	The Equity Securities Held by the KRE Fund Are Concentrated in the Regional Banking Industry and the Financial Services Industry—All or substantially all of the equity securities held by the KRE Fund are issued by companies whose primary line of business is directly associated with the regional banking industry and the financial services industry. As a result, the value of the securities may be subject to greater volatility and be more adversely affected by a single economic, political or regulatory occurrence affecting this industry than a different investment linked to securities of a more broadly diversified group of issuers. Banking and financial services companies are subject to extensive government regulation, which may limit both the amounts and types of loans and other financial commitments they can make, the interest rates, fees and prices they can charge, the scope of their activities and the amount of capital they must maintain. Profitability is largely dependent on the availability and cost of capital funds, and can fluctuate significantly when interest rates change or due to increased competition. In addition, deterioration of the credit markets generally may cause an adverse impact in a broad range of markets, including U.S. and international credit and interbank money markets generally, thereby affecting a wide range of financial institutions and markets. Credit losses resulting from financial difficulties of borrowers and financial losses associated with investment activities can negatively impact the financial sector. Changes in government regulation and oversight of financial institutions may have an adverse effect on the financial condition of a financial institution.

•	The Equity Securities Composing the XLE Fund Are Concentrated in the Energy Sector—All or substantially all of the equity securities composing the XLE Fund are issued by companies whose primary line of business is directly associated with the energy sector. As a result, the value of the Notes may be subject to greater volatility and be more adversely affected by a single economic, political or regulatory occurrence affecting this sector than a different investment linked to securities of a more broadly diversified group of issuers. Issuers in energy-related industries can be significantly affected by fluctuations in energy prices and supply and demand of energy fuels. Markets for various energy-related commodities can have significant volatility, and are subject to control or manipulation by large producers or purchasers. Companies in the energy sector may need to make substantial expenditures, and to incur significant amounts of debt, in order to maintain or expand their reserves. Oil and gas exploration and production can be significantly affected by natural disasters as well as changes in exchange rates, interest rates, government regulation, world events and economic conditions. These companies may be at risk for environmental damage claims.

•	Certain Features of the Underliers Will Impact the Value of the Notes — The performance of each Underlier will not fully replicate the performance of its Underlying Index (as defined below), and each Underlier may hold securities or other assets not included in its Underlying Index. The value of each Underlier is subject to:

O	Management risk. This is the risk that the investment strategy for an Underlier, the implementation of which is subject to a number of constraints, may not produce the intended results. Each Underlier’s investment adviser may have the right to use a portion of that Underlier’s assets to invest in shares of equity securities that are not included in its Underlying Index. Each Underlier is not actively managed, and each Underlier’s investment adviser will generally not attempt to take defensive positions in declining markets.

O	Derivatives risk. Each Underlier may invest in derivatives, including forward contracts, futures contracts, options on futures contracts, options and swaps. A derivative is a financial contract, the value of which depends on, or is derived from, the value of an underlying asset such as a security or an index. Compared to conventional securities, derivatives can be more sensitive to changes in interest rates or to sudden fluctuations in market prices, and thus an Underlier’s losses may be greater than if that Underlier invested only in conventional securities.

O	Transaction costs and fees. Unlike the Underlying Indices, each Underlier will reflect transaction costs and fees that will reduce its performance relative to its Underlying Index.

Generally, the longer the time remaining to maturity, the more the market price of the Notes will be affected by the factors described above. In addition, an Underlier may diverge significantly from the performance of its Underlying Index due to differences in trading hours between that Underlier and the securities composing its Underlying Index or other circumstances. During periods of market volatility, the component securities held by an Underlier may be unavailable in the secondary market, market participants may be unable to calculate accurately the intraday net asset value per share of that Underlier and the liquidity of that Underlier may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares in an Underlier. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of an Underlier. As a result, under these circumstances, the market value of an Underlier may vary substantially from the net asset value per share of that Underlier. Because the Notes are linked to the performance of the Underliers and not the Underlying Indices, the return on your Notes may be less than that of an alternative investment linked directly to the Underlying Indices.

•	Anti-dilution Protection Is Limited, and the Calculation Agent Has Discretion to Make Anti-dilution Adjustments—The Calculation Agent may in its sole discretion make adjustments affecting the amounts payable on the Notes upon the occurrence of certain events that the Calculation Agent determines have a diluting or concentrative effect on the theoretical value of the shares of an Underlier. However, the Calculation Agent might not make such adjustments in response to all events that could affect the shares of an Underlier. The occurrence of any such event and any adjustment made by the Calculation Agent (or a determination by the Calculation Agent not to make any adjustment) may adversely affect the market price of, and any amounts payable on, the Notes. See “Reference Assets—Exchange-Traded Funds—Adjustments Relating to Securities with an Exchange-Traded Fund as a Reference Asset—Anti-dilution Adjustments” in the accompanying prospectus supplement.

•	Adjustments to an Underlier or an Underlying Index Could Adversely Affect the Value of the Notes or Result in the Notes Being Accelerated—The investment adviser of an Underlier may add, delete or substitute the component securities held by that Underlier or make changes to its investment strategy, and the sponsor of an Underlying Index may add, delete, substitute or adjust the securities composing that Underlying Index or make other methodological changes to that Underlying Index that could affect its performance. In addition, if the shares of an Underlier are de-listed or if an Underlier is liquidated or otherwise terminated, the Calculation Agent may select a successor fund that the Calculation Agent determines to be comparable to that Underlier or, if no successor fund is available, the Maturity Date of the Notes will be accelerated for a payment determined by the Calculation Agent. Any of these actions could adversely affect the value of the relevant Underlier and, consequently, the value of the Notes. Any amount payable upon acceleration could be significantly less than the amount(s) that would be due on the Notes if they were not accelerated. However, if we elect not to accelerate the Notes, the value of, and any amount payable on, the Notes could be adversely affected, perhaps significantly. See “Reference Assets—Exchange-Traded Funds—Adjustments Relating to Securities with an Exchange-Traded Fund as a Reference Asset—Discontinuance of an Exchange-Traded Fund” in the accompanying prospectus supplement.

•	We May Accelerate the Notes If a Change-in-Law Event Occurs—Upon the occurrence of legal or regulatory changes that may, among other things, prohibit or otherwise materially restrict persons from holding the Notes or an Underlier or its components, or engaging in transactions in them, the Calculation Agent may determine that a change-in-law event has occurred and accelerate the Maturity Date for a payment determined by the Calculation Agent in its sole discretion. Any amount payable upon acceleration could be significantly less than any amount that would be due on the Notes if they were not accelerated. However, if the Calculation Agent elects not to accelerate the Notes, the value of, and any amount payable on, the Notes could be adversely affected, perhaps significantly, by the occurrence of those legal or regulatory changes. See “Terms of the Notes—Change-in-Law Events” in the accompanying prospectus supplement.

•	Historical Performance of the Underliers Should Not Be Taken as Any Indication of the Future Performance of the Underliers Over the Term of the Notes—The value of each Underlier has fluctuated in the past and may, in the future, experience significant fluctuations. The historical performance of an Underlier is not an indication of the future performance of that Underlier over the term of the Notes. The historical correlation between the Underliers is not an indication of the future correlation between them over the term of the Notes. Therefore, the performance of the Underliers individually or in comparison to each other over the term of the Notes may bear no relation or resemblance to the historical performance of any Underlier.

Risks Relating to Conflicts of Interest

•	We and Our Affiliates May Engage in Various Activities or Make Determinations That Could Materially Affect the Notes in Various Ways and Create Conflicts of Interest—We and our affiliates play a variety of roles in connection with the issuance of the Notes, as described below. In performing these roles, our and our affiliates’ economic interests are potentially adverse to your interests as an investor in the Notes.

In connection with our normal business activities and in connection with hedging our obligations under the Notes, we and our affiliates make markets in and trade various financial instruments or products for our accounts and for the account of our clients and otherwise provide investment banking and other financial services with respect to these financial instruments and products. These financial instruments and products may include securities, derivative instruments or assets that may relate to the Underliers or their components. In any such market making, trading and hedging activity, and other financial services, we or our affiliates may take positions or take actions that are inconsistent with, or adverse to, the investment objectives of the holders of the Notes. We and our affiliates have no obligation to take the needs of any buyer, seller or holder of the Notes into account in conducting these activities. Such market making, trading and hedging activity, investment banking and other financial services may negatively impact the value of the Notes.

In addition, the role played by Barclays Capital Inc., as the agent for the Notes, could present significant conflicts of interest with the role of Barclays Bank PLC, as issuer of the Notes. For example, Barclays Capital Inc. or its representatives may derive compensation or financial benefit from the distribution of the Notes and such compensation or financial benefit may serve as an incentive to sell the Notes instead of other investments. Furthermore, we and our affiliates establish the offering price of the Notes for initial sale to the public, and the offering price is not based upon any independent verification or valuation.

In addition to the activities described above, we will also act as the Calculation Agent for the Notes. As Calculation Agent, we will determine any values of the Underliers and make any other determinations necessary to calculate any payments on the Notes. In making these determinations, we may be required to make discretionary judgments, including those described in the accompanying prospectus supplement and under “—Risks Relating to the Underliers” above. In making these discretionary judgments, our economic interests are potentially adverse to your interests as an investor in the Notes, and any of these determinations may adversely affect any payments on the Notes.

Risks Relating to the Estimated Value of the Notes and the Secondary Market

•	Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•	Many Economic and Market Factors Will Impact the Value of the Notes—The value of the Notes will be affected by a number of economic and market factors that interact in complex and unpredictable ways and that may either offset or magnify each other, including:

o	the values and expected volatility of the Underliers;

o	correlation (or lack of correlation) of the Underliers;

o	the time to maturity of the Notes;

o	dividend rates on the Underliers and the components of each Underlier;

o	interest and yield rates in the market generally;

o	a variety of economic, financial, political, regulatory or judicial events;

o	supply and demand for the Notes;

o	the exchange rates relative to the U.S. dollar with respect to each of the currencies in which the non-U.S. securities held by the GDX Fund trade; and

o	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

•	The Estimated Value of Your Notes Is Lower Than the Initial Issue Price of Your Notes—The estimated value of your Notes on the Initial Valuation Date is lower than the initial issue price of your Notes. The difference between the initial issue price of your Notes and the estimated value of the Notes is a result of certain factors, such as any sales commissions to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

•	The Estimated Value of Your Notes Might Be Lower If Such Estimated Value Were Based on the Levels at Which Our Debt Securities Trade in the Secondary Market—The estimated value of your Notes on the Initial Valuation Date is based on a number of variables, including our internal funding rates. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. As a result of this difference, the estimated value referenced above might be lower if such estimated value were based on the levels at which our benchmark debt securities trade in the secondary market.

•	The Estimated Value of the Notes Is Based on Our Internal Pricing Models, Which May Prove to Be Inaccurate and May Be Different from the Pricing Models of Other Financial Institutions—The estimated value of your Notes on the Initial Valuation Date is based on our internal pricing models, which take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize. These variables and assumptions are not evaluated or verified on an independent basis. Further, our pricing models may be different from other financial institutions’ pricing models and the methodologies used by us to estimate the value of the Notes may not be consistent with those of other financial institutions which may be purchasers or sellers of Notes in the secondary market. As a result, the secondary market price of your Notes may be materially different from the estimated value of the Notes determined by reference to our internal pricing models.

•	The Estimated Value of Your Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, If Any, and Such Secondary Market Prices, If Any, Will Likely Be Lower Than the Initial Issue Price of Your Notes and May Be Lower Than the Estimated Value of Your Notes—The estimated value of the Notes will not be a prediction of the prices at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do). The price at which you may be able to sell your Notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the Notes. Further, as secondary market prices of your Notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs related to the Notes such as fees, commissions, discounts, and the costs of hedging our obligations under the Notes, secondary market prices of your Notes will likely be lower than the initial issue price of your Notes. As a result, the price at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your Notes, and any sale prior to the Maturity Date could result in a substantial loss to you.

•	The Temporary Price at Which We May Initially Buy the Notes in the Secondary Market and the Value We May Initially Use for Customer Account Statements, If We Provide Any Customer Account Statements at All, May Not Be Indicative of Future Prices of Your Notes—Assuming that all relevant factors remain constant after the Initial Valuation Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market (if Barclays Capital Inc. makes a market in the Notes, which it is not obligated to do) and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value of the Notes on the Initial Valuation Date, as well as the secondary market value of the Notes, for a temporary period after the initial Issue Date of the Notes. The price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market and the value that we may initially use for customer account statements may not be indicative of future prices of your Notes.

Information Regarding the UNDERLIERS

VanEck® Gold Miners ETF

According to publicly available information, the GDX Fund is an exchange-traded fund of the VanEck® ETF Trust, a registered investment company, that seeks to track as closely as possible, before fees and expenses, the price and yield performance of the MarketVector Global Gold Miners Index (with respect to the GDX Fund, the “Underlying Index”). The MarketVector Global Gold Miners Index is a float-adjusted modified market capitalization-weighted index that tracks the performance of companies involved primarily in the gold and silver mining industry. Prior to market close on September 19, 2025, the GDX Fund’s benchmark index was the NYSE Arca Gold Miners Index. For more information about the GDX Fund, see “Exchange-Traded Funds—The VanEck® ETFs” in the accompanying underlying supplement, as supplemented and superseded by the information above. For more information about the MarketVector Global Gold Miners Index, see Annex A in this pricing supplement.

Historical Performance of the GDX Fund

The graph below sets forth the historical performance of the GDX Fund based on the daily Closing Values from January 4, 2021 through February 20, 2026. We obtained the Closing Values shown in the graph below from Bloomberg Professional® service (“Bloomberg”). We have not independently verified the accuracy or completeness of the information obtained from Bloomberg. The Closing Values below may reflect adjustments in response to certain actions, such as stock splits and reverse stock splits.

Historical Performance of the VanEck® Gold Miners ETF

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

State Street® SPDR® S&P® Regional Banking ETF

According to publicly available information, the KRE Fund (formerly known as the SPDR® S&P® Regional Banking ETF) is an exchange-traded fund of the SPDR® Series Trust, a registered investment company, that seeks to provide investment results that, before fees and expenses, correspond generally to the total return performance of the S&P® Regional Banks Select Industry Index (with respect to the KRE Fund, the “Underlying Index”). The Underlying Index is a modified equal-weighted index that is designed to measure the performance of the GICS® regional banks sub-industry of the S&P Total Market Index. For more information about the KRE Fund, see “Exchange-Traded Funds—The SPDR® S&P® Industry ETFs” in the accompanying underlying supplement.

Historical Performance of the KRE Fund

The graph below sets forth the historical performance of the KRE Fund based on the daily Closing Values from January 4, 2021 through February 20, 2026. We obtained the Closing Values shown in the graph below from Bloomberg. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg. The Closing Values below may reflect adjustments in response to certain actions, such as stock splits and reverse stock splits.

Historical Performance of the State Street® SPDR® S&P® Regional Banking ETF

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

State Street® Energy Select Sector SPDR® ETF

According to publicly available information, the XLE Fund (formerly known as the Energy Select Sector SPDR® Fund) is an exchange-traded fund of the Select Sector SPDR® Trust, a registered investment company, that seeks to provide investment results that, before expenses, correspond generally to the price and yield performance of publicly traded equity securities of companies included in the Energy Select Sector Index (with respect to the XLE Fund, the “Underlying Index”). The Underlying Index is a capped modified market capitalization-based index that measures the performance of the GICS® energy sector, which currently includes companies in the following industries: energy equipment and services; and oil, gas and consumable fuels. For more information about the XLE Fund, see “Exchange-Traded Funds—The Select Sector SPDR® ETFs” in the accompanying underlying supplement.

Historical Performance of the XLE Fund

The graph below sets forth the historical performance of the XLE Fund based on the daily Closing Values from January 4, 2021 through February 20, 2026. We obtained the Closing Values shown in the graph below from Bloomberg. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg. The Closing Values below may reflect adjustments in response to certain actions, such as stock splits and reverse stock splits.

Historical Performance of the State Street® Energy Select Sector SPDR® ETF

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

Tax Considerations

You should review carefully the sections in the accompanying prospectus supplement entitled “Material U.S. Federal Income Tax Consequences—Tax Consequences to U.S. Holders—Notes Treated as Prepaid Forward Contracts” and, if you are a non-U.S. holder, “—Tax Consequences to Non-U.S. Holders.” The following discussion, when read in combination with those sections, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of the Notes.

Based on current market conditions, in the opinion of our special tax counsel, it is reasonable to treat the Notes for U.S. federal income tax purposes as prepaid forward contracts with respect to the Underliers. Assuming this treatment is respected, upon a sale or exchange of the Notes (including redemption upon an automatic call or at maturity), you should recognize capital gain or loss equal to the difference between the amount realized on the sale or exchange and your tax basis in the Notes, which should equal the amount you paid to acquire the Notes. This gain or loss on your Notes should be treated as short-term capital gain or loss unless you hold your Notes for more than a year, in which case the gain or loss should be long-term capital gain or loss, whether or not you are an initial purchaser of Notes at the original issue price. However, the IRS or a court may not respect this treatment, in which case the timing and character of any income or loss on the Notes could be materially and adversely affected. In addition, in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect. You should consult your tax advisor regarding the U.S. federal income tax consequences of an investment in the Notes, including possible alternative treatments and the issues presented by this notice.

Treasury regulations under Section 871(m) generally impose a withholding tax on certain “dividend equivalents” under certain “equity linked instruments.” A recent IRS notice excludes from the scope of Section 871(m) instruments issued prior to January 1, 2027 that do not have a “delta of one” with respect to underlying securities that could pay U.S.-source dividends for U.S. federal income tax purposes (each an “Underlying Security”). Based on our determination that the Notes do not have a “delta of one” within the meaning of the regulations, our special tax counsel is of the opinion that these regulations should not apply to the Notes with regard to non-U.S. holders. Our determination is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security. You should consult your tax advisor regarding the potential application of Section 871(m) to the Notes.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to Barclays Capital Inc. (the “agent”), and the agent has agreed to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of this pricing supplement. The agent commits to take and pay for all of the Notes, if any are taken.

VALIDITY OF THE NOTES

In the opinion of Davis Polk & Wardwell LLP, as special United States products counsel to Barclays Bank PLC, when the Notes offered by this pricing supplement have been issued by Barclays Bank PLC pursuant to the indenture, the trustee has made, in accordance with instructions from Barclays Bank PLC, appropriate entries or notations in its records relating to the master global note that represents such Notes (the “master note”), and such Notes have been delivered against payment as contemplated herein, such Notes will be valid and binding obligations of Barclays Bank PLC, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith) and possible judicial or regulatory actions or application giving effect to governmental actions or foreign laws affecting creditors’ rights, provided that such counsel expresses no opinion as to (i) the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above or (ii) the validity, legally binding effect or enforceability of any provision that permits holders to collect any portion of the stated principal amount upon acceleration of the Notes to the extent determined to constitute unearned interest. This opinion is given as of the date hereof and is limited to the laws of the State of New York. Insofar as this opinion involves matters governed by English law, Davis Polk & Wardwell LLP has relied, with Barclays Bank PLC’s permission, on the opinion of Davis Polk & Wardwell London LLP, dated as of May 15, 2025, filed as an exhibit to the Registration Statement on Form F-3ASR by Barclays Bank PLC on May 15, 2025, and this opinion is subject to the same assumptions, qualifications and limitations as set forth in such opinion of Davis Polk & Wardwell London LLP. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the master note and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the opinion of Davis Polk & Wardwell LLP, dated May 15, 2025, which has been filed as an exhibit to the Registration Statement referred to above.

Annex A

The MarketVector Global Gold Miners Index

All information contained in this pricing supplement regarding the MarketVector Global Gold Miners Index (for purposes of this Annex A, the “Underlying Index”), including, without limitation, its make-up, method of calculation and changes in its components, has been derived from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by, MarketVector Indexes GmbH (“MarketVector”). The Underlying Index is owned by MarketVector and is calculated and maintained by Solactive AG (“Solactive”). MarketVector and Solactive have no obligation to continue to publish, and may discontinue publication of, the Underlying Index.

The Underlying Index is reported by Bloomberg L.P. under the ticker symbol “MVGDX.”

The Underlying Index is a float-adjusted modified market capitalization-weighted index that tracks the performance of companies involved primarily in the gold and silver mining industry. The Underlying Index was launched on June 3, 2025 with a base index value of 1000.00 as of April 30, 2006.

Index Composition

Index Universe

To be eligible for inclusion in the Underlying Index, companies must generate at least 50% (25% for current index components) of their revenues from gold and/or silver mining, royalties and/or streaming or have at least 50% (25% for current index components) of their mining mineral resources from gold and/or silver. In addition, securities must be common securities or securities with similar characteristics from financial markets that are freely investable for foreign investors and that provide real-time and historical component and currency pricing, excluding limited partnerships. Companies from financial markets that are not freely investable for foreign investors or that do not provide real-time and historical component and currency pricing may still be eligible if they have a listing on an eligible exchange and if they meet all the size and liquidity requirements set forth below on that exchange.

Securities are not eligible for inclusion in the Underlying Index if they are listed on (1) exchanges in Bahrain, China (domestic market), India, Kuwait, Luxembourg, Oman, Qatar, Russia, Saudi Arabia, United Arab Emirates or Vietnam or (2) Paris Euronext Auction, Hamburger Boerse, Boerse Berlin, Oslo Euronext Growth or London Stock Exchange (AIM, AIMI, ASQ1, ASQ2, ASX1, ASXN, SFM2, SFM3, SSQ3, SSX3, SSX4, EQS).

Investable Universe

To be included in the investable universe, securities must meet the following size and liquidity requirements:

1.	For securities that are currently not included in the Underlying Index, the securities must have (i) free-float of at least 10%, (ii) full market capitalization exceeding $150 million, (iii) a three-month average daily trading volume of at least $1 million at the current quarter and at the previous two quarters and (iv) at least 0.25 million shares traded per month over the last six months at the current quarter and at the previous two quarters.

2.	For securities that are already included in the Underlying Index, the securities must have (i) free-float of at least 5%, (ii) full market capitalization exceeding $75 million, (iii) a three-month average daily trading volume of at least $0.2 million in at least two of the latest three quarters (current quarter and the previous two quarters) and (iv) at the current quarter or at one of the previous two quarters, a three-month average daily trading volume of at least $0.6 million or at least 0.2 million shares traded per month over the last six months.

3.	In the case of recent initial public offerings, spin-offs and post-merger/acquisition special purpose acquisition companies, the securities must have (i) free-float of at least 10%, (ii) full market capitalization exceeding $150 million, (iii) an average daily trading volume of at least $1 million and (iv) traded at least 0.25 million shares per month (or per 22 days).

Such securities qualify for fast-track addition to the investable universe once; either at the next regularly scheduled review if they have been trading since at least the last trading day of the month two months prior to the review month or else at the following regularly scheduled review.

Eligible Universe

For each company in the investable universe, only one share class is included in the eligible universe. In cases where more than one share class fulfills the above specified market capitalization and liquidity eligibility criteria, only the largest share class by free-float market capitalization is included in the eligible universe. In exceptional cases (e.g. significantly higher liquidity), MarketVector can decide that a different share class will be included in the eligible universe. In cases where the free-float market capitalization of a currently not included share class of an index component exceeds the free-float market capitalization of the currently selected share class by at least 25% and fulfills all market capitalization and liquidity eligibility criteria for non-components, the currently selected share class will be replaced by the larger one. In exceptional cases (e.g. significantly higher liquidity), MarketVector can decide to keep the current share class instead.

For each company in the investable universe, one pricing source qualifies for the eligible universe. In cases where a company has multiple listings (e.g. ADRs, GDRs or listing on markets other than in the home country), the price sources will be selected to the eligible universe in the following order: U.S. price source, UK price source (London Stock Exchange International Order Book only), home market price source and most liquid foreign market price source. Once a company has qualified for the investable universe, only the most liquid single exchange price source within the country qualifies for the eligible universe. In exceptional cases, MarketVector can assign alternative pricing sources.

Selection of Index Components

Upon an index reconstitution, securities included in the eligible universe are selected for inclusion in the Underlying Index based on the following procedure. The Underlying Index targets a coverage of 90% of the free-float market capitalization of the eligible universe with a minimum of 25 components.

1.	All securities in the eligible universe are sorted in terms of free-float market capitalization in descending order.

2.	Securities covering the top 85% of the free-float market capitalization of the eligible universe qualify for selection.

3.	Current components between 85% and 98% of the free-float market capitalization of the eligible universe also qualify for selection.

4.	If the coverage is still below 90% of the free-float market capitalization of the eligible universe or the number of components in the Underlying Index is still below 25, the largest remaining securities will be selected until both the target coverage and minimum number of components are reached.

5.	If the number of eligible securities is below the minimum of 25, additional securities will be added by MarketVector’s decision until the number of securities selected to the Underlying Index reaches the minimum of 25.

Weighting of Index Components

Upon an index rebalance, components selected for inclusion in the Underlying Index will be weighted according to a modified float-adjusted market cap weighting methodology:

1.	All index components are weighted by their free-float market capitalization.

2.	At least the largest five and at most the largest 9 of the components with more than 50% exposure to gold-related activities that exceed 4.5% in weight are grouped together (so called “Large-Weights”). All other components are grouped together as well (so called “Small-Weights”).

3.	The aggregated weighting of the Large-Weights is capped at 45%. If the aggregated weighting of the Large-Weights exceeds 45%, then a capping factor is calculated to bring the weighting down to 45%, and a second capping factor is calculated to bring the aggregated weighting of the Small-Weights up to 55%. These two factors are then applied to all components in the Large-Weights or the Small-Weights, respectively.

4.	For the Large-Weights, the maximum weight for any single security is 20% and the minimum weight is 5%. If a security is above the maximum weight or below the minimum weight, then the weight will be reduced to the maximum weight or increased to the minimum weight and the excess weight will be redistributed proportionally across all other remaining components in the Large-Weights.

5.	For the Small-Weights, the maximum weight for any single security is 4.5%. If a security is above the maximum weight, then the weight will be reduced to the maximum weight and the excess weight will be redistributed proportionally across all other remaining components in the Small-Weights.

6.	The aggregated weighting of all components with less than 50% exposure to gold-related activities is capped at 20%. Any excess weight will be redistributed proportionally among the uncapped components with more than 50% exposure to gold-related activities in the Small-Weights.

Index Reconstitution and Rebalance

The Underlying Index is reconstituted and rebalanced on a quarterly basis in March, June, September and December according to the following schedule:

1.	The eligible universe and component selection is determined based on the closing data on the last business day in February, May, August and November. If a security does not trade on the last business day in February, May, August or November, the last available price for this security will be used.

2.	Component weights are determined based on the closing data as of the Wednesday prior to the second Friday of March, June, September and December. If a security does not trade on the Wednesday prior to the second Friday of March, June, September or December, the last available price for this security will be used.

3.	The underlying review and rebalance data (i.e. weights, shares outstanding, free-float factors and new weighting cap factors) is announced on the second Friday of March, June, September and December.

4.	Changes will be implemented and based on the closing prices as of the third Friday of March, June, September and December. If the third Friday is not a business day, the review will take place on the last business day before the third Friday.

If a security does not trade on the third Friday of March, June, September or December, the last available price for this security will be used. Changes become effective on the next index dissemination day.

Index Calculation

The Underlying Index is calculated on weekdays between 01:00 and 22:40 (CET) and index values are disseminated to data vendors every 15 seconds on days when either the U.S. equity market is open for trading or at least one of the index components is available for trading. Real-time index values are calculated with the midpoint between the latest available real-time bid- and ask-prices. Closing values are calculated at 22:40 (CET) with fixed 16:00 London time exchange rates from WM company.

The Underlying Index’s index level on a given day is calculated as the sum of the free-float market capitalization of the index components in U.S. dollars divided by the divisor. The Underlying Index is free-float adjusted, meaning the number of shares outstanding is reduced to exclude closely held shares (amount larger than 5% of the company’s full market capitalization) from the index calculation. Free-float factors are reviewed quarterly. The divisor is a mathematical factor defined at the inception of the Underlying Index and is adjusted upon certain corporate actions and index rebalances.

The Underlying Index is calculated as a price return index and does not include in the index calculation dividend payments except for special dividends from non-operating income or cash dividends that are either declared as special or extraordinary or that do not coincide with the company’s regular dividend distribution schedule.

Index Maintenance

The composition of the Underlying Index will be adjusted to reflect changes to free-float factors and number of shares, changes due to mergers and takeovers and changes due to spin-offs. On an ongoing basis, for all corporate events that result in a security deletion from the Underlying Index, the deleted security will be replaced with the highest ranked non-component on the most recent selection list immediately only if the number of components in the Underlying Index would drop below 20. The replacement security will be added at the same weight as the deleted security, unless the number of index components drops below the minimum component number due to a merger of two or more index components, in which case the replacement security will be added with its uncapped free-float market capitalization weight. If there is no replacement, the additional weight resulting from the deletion will be redistributed proportionally across all other index constituents. If the number of index components drops below the minimum component number and no non-component security is eligible as a replacement, the determination of the addition is subject to MarketVector’s decision.

Index Oversight

Any changes to the index methodology will be reviewed and approved by MarketVector’s Legal and Compliance Department. In cases of material changes, an advance notice will be published and provided to users.